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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Contact:
Gil Trotino
VP, WW Marketing
Magic Software Enterprises
(949) 250-1718 X299

gtrotino@magicsoftware.com

Magic Software Announces Grand Opening of its First Office in China

The first of five sales and support offices planned to be opened in China in 2005

Or Yehuda, Israel (February 28, 2005) - Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art integration and development technology and City Ray (http://www.cityray.com), Magic’s major business partner and distributor in China, today announced the opening of Magic Software’s office in Shanghai, the first of five sales and support offices planned for opening across China in 2005 by Magic and City Ray.

City Ray and Magic Software have recently embarked on an ambitious plan to approach various entities in China’s government, trade, and industry sectors with Magic’s technology and products, to build infrastructure to best support customers In the region.

Magic Software began operations in China seven years ago via a distributor in Beijing and today, boasts over 1,000 customers across the country. Recently, Magic Software has signed distribution and representation agreements with two new entities, and intensive training courses on the company’s technology and products have been provided to business partners and users at Shenzhen Polytechnic and Suzhou University.

“We are committed to bringing the advantages of Magic Software and its superior technology to the Chinese market,” commented Mr. Ricky NG, CEO of City Ray.   “We feel that both eDeveloper and iBOLT deliver significant value to our client base and this coupled with our dedication to providing reliable service, will ensure the success of Magic China.”

“Our cooperation with City Ray is important to us and marks a significant milestone for Magic Software. City Ray provide us with an extensive client base, a diverse range of offices and support centers across China, and a team of highly-skilled personnel that will assist Magic in taking advantage of the huge potential that exists in China and its rapidly embarking IT markets,” said Menachem Hasfari CEO, Magic Software Enterprises.

The Opening Ceremony will be held on March 1, 2005 at the location of the new office, China Minsheng Banking Building, 48 Weihai Road, Shanghai. The event will welcome several key speakers who will present such topics as Integration Challenges and Trends in Application Development.

For details and registration information, please contact Magic Software China,
Tel: +86 21 53857767, Fax: +86 21 53857600, info@magic-sw.com.cn, or visit
http://www.magic-sw.com.cn/

About Magic Software Enterprises

Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology (www.magicsoftware.com/ibolt) that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries. The Company's EMEA HQ offices are located in the Netherlands, Pelmolen 17 3994XX Houten, 0031-30.6566266. The company’s North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404. www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: February 28, 2005